                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.    )

                                 Tescorp, Inc.
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                           (Name of Subject Company)

                                 Tescorp, Inc.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.02 per share
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                         (Title of Class of Securities)

                                   881584106
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                    ((CUSIP) Number of Class of Securities)

                               Jack S. Gray, Jr.
                     President and Chief Operating Officer
                                 Tescorp, Inc.
                         327 Congress Avenue, Suite 200
                              Austin, Texas 78701
                                 (512) 476-2995
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      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

                            Stephen T. Burdumy, Esq.
                Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 569-4646
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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by Tescorp Acquisition Corporation, a Delaware corporation ("Acquisition") and a wholly-owned subsidiary of Supercanal Holding S.A., an Argentine corporation ("Supercanal"), to purchase all outstanding shares of common stock, par value $.02 per share (the "Common Stock" or "Common Shares") of Tescorp, Inc., a Texas corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the Subject Company and location of its principal executive offices are Tescorp, Inc., 327 Congress Avenue, Suite 200, Austin, Texas 78701. The title of the class of equity securities to which this statement relates is the Company's Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer made by Acquisition, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 8, 1997 and filed by Acquisition (the "Acquisition Schedule 14D-1"), to purchase (i) all outstanding Common Shares for an amount per Share of $4.50 (the "Common Stock Tender Offer") and (ii) all outstanding shares of the Company's Series 1995 8% Convertible Preferred Stock (the "8% Preferred Stock" or "8% Preferred Shares") for an amount per Share equal to $144 plus accrued and unpaid dividends (the "Preferred Stock Tender Offer" and, together with the Common Stock Tender Offer, the "Tender Offers"), upon the terms and subject to the conditions set forth in Acquisition's Offer to Purchase dated December 8, 1997 (the "Offer to Purchase") and the related Transmittal Letter (the Acquisition Schedule 14D-1, the Offer to Purchase, Transmittal Letter and related documents, together with any amendments or supplements thereto, are sometimes collectively referred to herein as the "Offer Documents"). A copy of the Offer to Purchase is filed as Exhibit 1 hereto.

    The Acquisition Schedule 14D-1 states that the principal executive offices of both Acquisition and Supercanal are Godoy Cruz 316, Mendoza, Province of Mendoza, Argentina 5500.

    The Tender Offers are being made pursuant to the Amended Stock Purchase and Merger Agreement, dated as of November 26, 1997, between Acquisition and the Company, (the "Merger Agreement"). All holders of any of the Company's equity securities ("Stockholders") are encouraged to read the Merger Agreement, a copy of which is filed as Exhibit 2 to this Statement.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) As of the date hereof, except as described below, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Acquisition or Supercanal, their executive officers, directors or affiliates.

    THE MERGER AGREEMENT. Acquisition and the Company entered into an Amended Stock Purchase and Merger Agreement dated as of November 26, 1997. The Merger Agreement provides that (i) on December 5, 1997, Acquisition shall purchase a total of 6,006,006 shares of the Company's Common Stock for $20,000,000 ($3.33 per share), of which $15,000,000 would be paid in cash and the balance would be paid by permitting the Company to retain a $5,000,000 deposit which Acquisition had given to the Company when the Original Merger Agreement (as defined in Section 4(b) hereof) was executed, (ii) the Tender Offers shall be announced not later than December 5, 1997 and materials relating to the Tender Offers shall be sent to the Company's stockholders not later than five business days after the date of announcement, and (iii) if, pursuant to the Tender Offers, Acquisition obtains at least two-thirds of the

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outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock
(the "Minimum Condition"), or if the Minimum Condition is waived, the Merger shall occur. In such a case, Acquisition will be merged with and into the Company, thus forming surviving corporation (the "Surviving Corporation").

    STOCK OF THE COMPANY. At the effective time of the Merger (the "Effective Time"), each Common Share which is outstanding immediately before the Effective Time, other than Common Shares owned by Acquisition, will be converted into and become the right to receive $4.50 in cash, or any higher price per share paid with regard to Common Shares tendered in response to the Tender Offers.

    At the Effective Time, each 8% Preferred Share which is outstanding immediately before the Effective Time will be converted into and become the right to receive in cash $144 plus accrued dividends per 8% Preferred Share.

    At the Effective Time, each Common Share or 8% Preferred Share held by Acquisition or by any direct or indirect subsidiary of the Company, immediately before the Effective Time will be canceled and no payment will be made with respect to those shares.

    STOCK OF ACQUISITION. At the Effective Time, each share of common stock of Acquisition which is outstanding immediately before the Effective Time will be converted into and become one share of common stock of the Surviving Corporation.

    STOCKHOLDER VOTE REQUIRED TO APPROVE MERGER. Under the Texas Business Corporation Act (the "TBCA"), the affirmative vote of holders of two-thirds of the outstanding shares entitled to vote on such a matter (including any shares owned by the Purchaser) is required to approve the Merger. If the Minimum Condition is satisfied, Acquisition will have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. If Acquisition acquires more than 90% of such voting shares outstanding, stockholder approval will not be required under Article 5.16 of the TBCA.

    STOCKHOLDERS MEETING. Pursuant to the terms of the Merger Agreement, if the Minimum Condition is satisfied and approval by the Company's stockholders is required in order to consummate the Merger, the Company will hold a special meeting of its stockholders as soon as practicable after the Expiration Date (as defined in the Merger Agreement) for the purpose of adopting this Agreement and approving the Merger.

    CONDITIONS TO THE MERGER. Neither the Company nor Acquisition is contractually obligated to complete the Merger unless Acquisition acquires the Shares tendered in response to the Tender Offers and the Minimum Condition is satisfied. If that occurs (i) Acquisition will own a sufficient number of Shares to he able to approve the Merger even if no other stockholders of the Company vote in favor of it and (ii) Acquisition will be contractually obligated to vote in favor of the Merger. The obligations of the Company to carry out the Merger will be conditioned on the Merger being approved by the holders of two-thirds of the outstanding Common Shares and two-thirds of the outstanding 8% Preferred Shares (which will occur if the Minimum Condition is satisfied and Acquisition votes in favor of the Merger).

    Additionally, the obligations of the Company and of Acquisition to complete the Merger are subject to the following conditions: (i) no order will have been entered by any court or governmental authority and be in force which invalidates the Merger Agreement or restricts the Company from completing the transactions contemplated by the Merger Agreement; (ii) the Effective Time shall have occurred on or before March 31, 1998; (iii) the number of Shares held by stockholders of the Company who have filed written objections to the approval of the Merger sufficient to preserve their rights to demand the fair value of their Shares pursuant to Articles 5.11 through 5.13 of the TBCA does not exceed 5% of the total number of outstanding Common Shares and 8 % Preferred Shares combined (treating each share of 8% Preferred Shares as being equal to 32 shares of Common Shares).

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    TERMINATION OF THE MERGER AGREEMENT.  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

        (1) by mutual consent of the Company and Acquisition;

        (2) by the Company, if without fault of the Company, the Expiration Date (as defined in the Merger Agreement) of the Tender Offers is not on or before January 31, 1998;

        (3) by the Company or Acquisition if, without fault of Acquisition, the Effective Time is not on or before March 31, 1998;

        (4) by the Company if (i) any of the representations and warranties of Acquisition contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement, or (ii) any of the conditions to the Company's obligations to complete the Merger is not satisfied or waived by the Company prior to or on the date of the Merger, and the Company has paid Acquisition $5,000,000, if applicable;

        (5) by Acquisition if (i) any of the representations or warranties of the Company contained in the Merger Agreement was not complete and accurate in all material respects on the date of the Merger Agreement, or (ii) any of the conditions to Acquisition's obligations to complete the Merger are not satisfied or waived by Acquisition prior to or on the date of the Merger; or

        (6) by the Company if (i) a tender or exchange offer is commenced by a potential acquiror for all the outstanding Common Shares and 8% Preferred Shares for a consideration having a value of at least $5 per Common Share and $160 per 8% Preferred Share, (ii) the Company's Board of Directors determines in good faith and after consultation with an independent financial advisor that the offer constitutes a Superior Proposal (as defined below) and resolves to accept the Superior Proposal or to recommend to the Company's stockholders that they tender their shares in response to the tender or exchange offer, (iii) the Company has given Acquisition at least 10 business days' prior notice of its intention to terminate pursuant to this provision and (iv) the Company has paid Acquisition $5,000,000. A "Superior Proposal" is an unsolicited proposal to the Company which (x) would result in the Company's stockholders receiving consideration with a fair value determined in good faith by the Company's Board of Directors and after consultation with the Company's independent financial advisor to be more than $5 per share of Common Stock and more than $160 per share of 8% Preferred Stock and (y) is determined in good faith by the Company's Board of Directors to be more favorable both to the holders of Common Shares and to the holders of the 8% Preferred Shares than the transactions contemplated by the Merger Agreement.

    EFFECT OF TERMINATION OF THE MERGER AGREEMENT. If the Merger Agreement is terminated, neither the Company nor Acquisition will be required to complete the Merger. If the Merger Agreement is terminated after Acquisition has accepted Shares tendered in response to the Tender Offers, the termination will not affect Acquisition's purchase of the Shares it has accepted or its obligation to pay for those shares. If the Merger Agreement is terminated by the Company because Acquisition fails to fulfill its obligations related to the Tender Offers or the Merger, Acquisition will be obligated to pay the Company $5,000,000.

    ACQUISITION PROPOSALS. The Merger Agreement contains (i) prohibitions against the Company soliciting or authorizing its officers, directors, employees or agents to solicit acquisition proposals and (ii) prohibitions regarding permitted actions of the Company if it receives unsolicited acquisition proposals.

    OTHER PROVISIONS. The Merger Agreement also contains provisions (i) requiring the Company to operate its business in the ordinary course, including maintaining the goodwill of its business and maintaining its assets in good condition , limiting the Company's borrowings and commitments for capital expenditures, and precluding the Company from paying dividends (other than required dividends with regard to its preferred stock) or taking other steps regarding its stock, until the Effective Time,

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(ii) requiring the Purchaser (and the Corporation which survives the Merger) to indemnify directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries against liability arising out of their service as directors, officers, employees or agents of the Company or its subsidiaries, or of companies with regard to which they served as directors, officers, employees or agents at the request of the Company or its subsidiaries.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    APPRAISAL RIGHTS. If the Merger is consummated, holders of Shares at the Effective Time will have rights pursuant to the provisions of Article 5.12 of the TBCA ("Article 5.12") to dissent and demand appraisal of their Shares. Under
Article 5.12, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or exception of the Merger) and to receive payment of that fair value in cash, together with a fair rate of interest, if any. The statutory procedures require a dissenting stockholder to notify the Company prior to the meeting at which the Company's stockholders vote on the Merger (i) that he or she intends to exercise his or her dissenter's rights and (ii) of his or her address. Any judicial determination of the fair value of Shares could be more or less than the price per Share to be paid in the Merger. Holders of Shares will not have appraisal rights in connection with the Tender Offers.

    The foregoing summary of Article 5.12 does not purport to be complete and is qualified in its entirety by reference to Article 5.12. Failure to follow the steps required by Article 5.12 for perfecting appraisal rights may result in the loss of those rights.

    Acquisition will not be required to complete the Merger if holders of more than 5% of the outstanding Common Shares and 8 % Preferred Shares combined (treating each 8 % Preferred Share as equal to 32 Common Shares) file objections sufficient to preserve their right to demand appraisal of their Shares.

    REPURCHASE OF OPTIONS AND WARRANTS. The Merger Agreement provides that the Company will use its best efforts to provide that, immediately prior to the acceptance of Shares in response to the Tender Offers, each holder of an Option (as defined below) will become fully vested and, if certain conditions are met, each Option will be canceled and the holder of each Option will receive, not later than ten days after the Tender Offers expire, a cash payment equal to the excess of the price per Common Share to be paid in the Merger over the exercise price of the Option multiplied by the number of shares subject to the Option when it is canceled.

    The Merger Agreement further provides that, if certain conditions are satisfied or waived, that five days after all of the Company's 10% Preferred Stock has either been converted into Common Shares or redeemed, certain holders of warrants to purchase Common Shares, holders may tender such warrants in exchange for payment equal to the excess of the price per Common Share to be paid in the Merger over the exercise price of such warrants multiplied by the number of Common Shares subject to the warrants when they are canceled.

    BORROWINGS BY THE COMPANY. Pursuant to Paragraph 7.1(d) of the Merger Agreement, the Company may not make any borrowings other than (i) borrowings in the ordinary course of business under working capital lines which are disclosed in the notes to the Company's consolidated balance sheet at March 31, 1997 or June 30, 1997 included in the Company's filings with the Securities and Exchange Commission, and (ii) up to a total of $1,000,000 under revolving credits from the Jack R. Crosby Inter Vivos Trust and the Sharpe Irrevocable Inter Vivos Trust.

    BONUS PAYMENTS. Paragraph 7.1(m) of the Merger Agreement permits the Company to make bonus payments aggregating $300,000 to Jack R. Crosby, Chairman of the Board and Chief Executive Officer of

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the Company, and Jack S. Gray, Jr., the Company's Chief Operating Officer. Such
bonus payments are expected to be paid prior to the consummation of the Merger.

    BOARD REPRESENTATION. In accordance with Section 7.6 of the Merger Agreement, Daniel E. Vila, a designee of Acquisition, was elected to the Board of Directors of the Company (the "Board") on December 5, 1997 and the Company is to use its best efforts to cause Mr. Vila, or another of Acquisition's designees in place of Mr. Vila, to be re-elected at all subsequent meetings of the Company's stockholders at which directors are elected. Pursuant to Section 3.5 of the Merger Agreement, after the Merger, Jose Maria Saenz Valiente, Jr. and Alberto L. Vila will also be elected to the Board. The Board will consist entirely of these three individuals. Each of these individuals is currently a director of Supercanal.

    The foregoing summary of the Merger Agreement is qualified by reference to the Merger Agreement which should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement.

    AMENDED AND RESTATED 1991 INCENTIVE PLAN. As of the date hereof, there are 8 holders (each an "Optionholder") of options to purchase Common Shares (each an "Option") under the Company's Amended and Restated 1991 Incentive Plan (the "1991 Incentive Plan"), a copy of which is filed as Exhibit 3 hereto, at various exercise prices. The aggregate number of Common Shares underlying such Options is 1,850,000. There are an additional 83,333 Common Shares underlying Options granted pursuant to the 1993 Non-Employee Directors Stock Option Plan (described below), which makes the total number of Common Shares underlying outstanding Options 1,933,333.

    Pursuant to Section 9 of the 1991 Incentive Plan, at and after the Effective Time (as defined below), each holder of an Option thereunder shall be entitled to purchase under such Option, in lieu of the number of Common Shares that would have been received, the number and class of shares of stock and other securities to which such holder would have been entitled pursuant to the terms of the Merger if, immediately prior thereto, the Optionholder had been the holder of record of the number of shares of the Company's Common Stock. The "Effective Time" is 11:59 P.M. on the day when a Certificate of Merger has been filed with the Secretary of State of Texas and a Certificate of Merger has been filed with the Secretary of State of Delaware.

    In accordance with Section 8 of the 1991 Incentive Plan, certain of the Optionholders have Limited Stock Appreciation Rights ("LSARs") pursuant to which such Optionholders have the right, with respect to each Option to which an LSAR relates (a "Related Option"), to receive in cash a dollar amount equal to the product computed by multiplying (i) the excess of (A) the Merger Price Per Share over (B) the Exercise Price Per Share (as defined in each respective Related Option Agreement) of Common Stock at which the Related Option is exercisable, by
(ii) the number of shares of Common Stock with respect to which such LSAR is being exercised. Each LSAR may be exercised only during the period of seven months immediately following the date on which the Tender Offers were first made.

    Pursuant to Section 7.7 of the Merger Agreement, the Company is obligated to use its best efforts to provide that, immediately prior to the acceptance of Shares in response to the Tender Offers, each Optionholder will become fully vested and, if certain conditions to the Merger Agreement are fulfilled, each Option will be canceled and each Optionholder will receive the excess of the Merger Price for the Common Stock (as defined in the Merger Agreement) over the per share exercise price of the Option multiplied by the number of shares subject to the Option at the time such Option is canceled.

    Pursuant to Section 3.13 of the Merger Agreement, Supercanal shall fulfill, after the Effective Time, all of the Company's obligations under all Options which are outstanding at the Effective Time, taking account of all changes in the Options resulting from the Merger.

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    1993 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN.  As of the date hereof, there are four Directors, J. Kelly Elliott, Lee A. Lahourcade, Winston J. Churchill and Daniel Vila, who hold Options under the Company's 1993 Non-Employee
Directors Stock Option Plan (the "1993 Option Plan"), a copy of which is attached as Exhibit 4 hereto. Pursuant to Section 11 of the 1993 Option Plan, the Merger will cause all Options issued thereunder and outstanding to terminate, and in this event, each of these holders shall have a right, exercisable within a period of 30 days immediately prior to the closing of the Merger, to exercise the Option without regard to any limitation on exercise prior to the date contained in a related Option Agreement, unless such Option has expired or been terminated pursuant to its terms.

    PROGRAMMING PURCHASE AGREEMENT. On or about December 5, 1997, the Company and Supercanal entered into a Programming Purchase Agreement (the "Programming Agreement"), a copy of which is attached as Exhibit 7 hereto. Pursuant to the Programming Agreement, the Company has the nonexclusive right, but not the obligation, to purchase from Supercanal any television programming which Supercanal has the right to sell to the Company and the Company desires to purchase.

    As stated in Section 1(b) of the Programming Agreement, in exchange for the rights granted to the Company thereunder, the Company agreed to execute the Merger Agreement. As additional consideration, the Company agreed to convey to Supercanal (i) an amount equal to Supercanal's actual cost of the programming (not including overhead or similar costs), an estimate of which is listed on a per subscriber basis in Exhibit A to Programming Agreement, and (ii) the right for Supercanal to include the total number of the Company's subscribers in Supercanal's subscription base for the purpose of negotiating contracts with individual programmers.

    The term of the Programming Agreement is ten years, from December 5, 1997 through December 5, 2007; provided, however, either party may extend the Programming Agreement for successive one year terms by providing the other party with written notice not later than one month prior to the termination thereof.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any at or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Texas.

    In addition, the Merger Agreement provides that the Company (and Surviving Corporation after the Effective Time) will indemnify and hold harmless, to the fullest extent permitted by applicable law, any director, officer, employee, fiduciary or agent of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation. Following the Effective Time, Surviving Corporation will cause the Company's current directors' and officers' liability insurance policies to remain in effect for at least three years after the Effective Time or will substitute policies of at least the same coverage with terms and conditions which are not less advantageous to the insureds than those presently maintained by the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation.

    The Board of Directors of the Company (the "Board") unanimously recommends that each holder of either Common Shares or 8% Preferred Shares (a "Stockholder") tender all such Shares pursuant to the Tender Offers. The Board has (i) determined that the Merger Agreement and the transactions contemplated therein (the "Merger Transactions"), including, without limitation, the Tender Offers and tenders made pursuant thereto, are fair to and in the best interests of the Company and its stockholders and (ii) approved the Merger Agreement and the Merger Transactions.

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    This recommendation is based upon a thorough analysis of numerous factors including but not limited to (i) the tender price proposed by Acquisition relative to the trading price of the Common Shares immediately prior to the announcement of the Tender Offers, (ii) an examination of prices paid for similar companies prior to and at the time of the Tender Offers, (iii) the estimated financial benefits to stockholders of alternative financial strategies, (iv) changes in industry conditions and (v) third party opinions regarding the fairness of the transaction proposed by Acquisition.

    (b) Background and Reasons for the Recommendation.

    The initial discussions of a possible combination involving Supercanal and the Company took place at a meeting in October 1996 between senior officers of the Company and representatives of Integra Financial Services LLC ("Integra"), an advisor to Supercanal. These initial discussions, and additional discussions through March 1997, focused on the high degree of consolidation in the Argentine cable television industry which was taking place, and the advisability of combining the operations of Supercanal and the Company in view of that consolidation.

    In April 1997, there were discussions about merging the Company into Supercanal. Pursuant to the proposed terms, the Company's stockholders would receive shares of stock in Supercanal. Extensive discussions were held and draft agreements were prepared. However, the Merger would have required approval of the stockholders of both companies. A stockholder of Supercanal, which had the ability to preclude Supercanal from carrying out the Merger, stated it would not approve a Merger. Accordingly, discussions of a Merger were dropped.

    Early in August 1997, discussions of a combination involving Supercanal and the Company were revived. Supercanal was represented in these discussions by Integra, Smith Barney & Co., Inc. ("Smith Barney") and ING Baring (U.S.) Securities, Inc. ("ING Securities"). The Company was represented in these discussions by its senior officers and by Arnhold and S. Bleichroeder & Co. ("Bleichroeder"). By mid-August, each of Supercanal and the Company was represented by counsel who began preparing draft agreements.

    From mid-August to mid-September, there were nearly daily discussions of such a combination. Initially, the discussions focused on a purchase by Supercanal from the Company of what would be approximately 45% of its outstanding Common Stock and 30% of its outstanding Series 1995 8% Preferred Stock for approximately $39 million, followed by a Merger of the Company into a Supercanal subsidiary pursuant to which the Company's stockholders were to receive $4.53 per Common Share and $144.96 per 8% Preferred Share. However, at Supercanal's suggestion, it was decided the transaction would take place in three steps, with the Tender Offers taking place between the initial stock purchase and the Merger.

    A principal issue during these discussions was the Company's desire to receive assurance that Supercanal would not become unable to complete such transactions either (i) because it would not have adequate funds or (ii) because its stockholders would not permit the transactions to proceed. Regarding the first concern, ING Baring (US) Capital Corporation ("ING Capital") delivered a letter to the Company stating that ING Capital had obtained internal credit approval for a senior secured credit facility in an aggregate principal amount sufficient to conclude the transactions contemplated by the Stock Purchase and Merger Agreement (the "Original Merger Agreement"), dated as of September 16, 1997, between Acquisition and the Company, but that disbursement of the facility is subject to the negotiation, execution and delivery of definitive documentation satisfactory to ING Capital and its counsel, which would contain, among other things, customary covenants, conditions precedent and security arrangements (including financial covenants on a pro forma basis concerning the combined operations of Supercanal and the Company). With regard to the second concern, the stockholders of Supercanal all stated they approved of the transaction.

    On September 16, 1997, Supercanal and the Company signed the Original Merger Agreement in which they agreed that (i) a subsidiary of Supercanal (Acquisition) would purchase 10,790,000 shares of the

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Company Common Stock (which would be approximately 45% of the outstanding Common
Stock) for $35,930,700 ($3.33 per share) and would purchase 6,750,000 shares of 8% Preferred Stock (which would be 30% of the outstanding 8% Preferred Stock) for $6,075,000 ($100 per share), (ii) shortly after completion of that stock purchase, Acquisition would make Tender Offers for all the outstanding Common Stock and 8% Preferred Stock for $4.50 per share and $144 per share plus an amount equal to accrued dividends, respectively, and (iii) if the Tender Offers resulted in Acquisition owning at least two-thirds of the outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock (which would enable the Supercanal subsidiary to approve the Merger between the Company and itself even if no other Stockholders voted in favor of the Merger), the Company and Acquisition would be merged in a transaction in which Supercanal would become the sole stockholder of the merged company and each holder who had not tendered his or her Shares would receive $4.50 per Common Share and $144, plus accrued dividends, per 8% Preferred Share, unless he or she sought to obtain appraisal of such Shares in accordance with Articles 5.11 through 5.13 of the TBCA. On September 15, 1997, the day prior to the date of execution of the Original
Merger Agreement, the closing price for the Company's Common Stock, as reported on the NASDAQ SmallCap Market, was $3.375 per share. The 8% Preferred Stock is not publicly traded. Accordingly, the prices to be paid in the Tender Offers represented a premium of 33.3% and 44.0% in excess of the closing price of the Common Stock and the redemption price of the 8% Preferred Stock, respectively. The Company's Board of Directors deemed the premiums to be significant and concluded that the Tender Offers would enable the Company's stockholders to realize a price per Share significantly higher than the price per Share such stockholders would be likely to realize through an open market sale of Shares in the absence of the Tender Offers.

    After the Original Merger Agreement was signed, required filings were made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the waiting periods required by the HSR Act were terminated. Also, agreements between Supercanal and various financial institutions, including an agreement with ING Bank N.V., pursuant to which Supercanal received the financing required for the Tender Offers and the Merger contemplated by the Original Merger Agreement, were drafted. However, before those financing agreements were signed, it was realized that the purchase by Acquisition of 45% of the Company's Common Stock and 30% of its 8% Preferred Stock would not result in the Company's financial statements being included in Supercanal's consolidated financial statements. Consequently, the Merger would cause Supercanal to be in violation of financial ratio covenants which were required in the loan agreements.

    On November 5, 1997, representatives of Supercanal informed the Company's principal executive officers that Supercanal would not be able to carry out the transactions contemplated by the Original Merger Agreement due to the reasons mentioned above. Discussions ensued, and on December 5, 1997, Acquisition and the Company entered into the Amended Stock Purchase and Merger Agreement. The Merger Agreement provides that (i) on December 5, 1997, Acquisition shall purchase a total of 6,006,006 shares of the Company's Common Stock for $20,000,000 ($3.33 per share), of which $15,000,000 would be paid in cash and the balance would be paid by permitting the Company to keep a $5,000,000 deposit which the Acquisition had given to the Company when the Original Merger Agreement was executed, (ii) the Tender Offers shall be announced not later than December 12, 1997 and materials relating to the Tender Offers shall be sent to the Company's stockholders not later than December 12, 1997, and (iii) if, pursuant to the Tender Offers, Acquisition obtains at least two-thirds of the outstanding Common Stock and two-thirds of the outstanding 8% Preferred Stock (the "Minimum Condition"), the Merger shall occur. In such a case, Acquisition will be merged with and into the Company, thus forming Surviving Corporation. The Merger Agreement is described in Item 3(b) under the caption "The Merger Agreement."

    In the past two years, the Board has explored in detail numerous proposals for maximizing stockholder value. These opportunities included the merger of the business activities of the Company into other entities engaged in similar activities and the outright sale of the Company to independent companies. During this period of time, detailed discussions were conducted regarding the value of the Company's properties relative to those of potential merger candidates. Additionally, the Board considered the prices being paid for properties that were similar to those owned by the Company. Based upon these analyses, the Board concluded that the prices per Share offered by Acquisition pursuant to the Tender Offers was among the highest prices paid in the equity market for properties similar to that owned by the Company. Such conclusion was reached after an analysis of the per share tender prices relative to per subscriber values, trailing estimated cash flow multiples, discounted cash flow analyses and certain other criteria.

    Subsequent to the execution of the Original Merger Agreement, the Argentine cable television market experienced significant changes. Several acquisitions have been announced which suggest that the Argentine cable television market will be consolidated by three companies: Multicanal S.A. ("Multicanal"), which holds a minority interest in Supercanal, Cablevision S.A. ("Cablevision"), which is controlled by CEI and Supercanal. Additionally, an affiliate of Supercanal acquired the Argentine cable television assets of United International Holdings, Inc., and as a result of this acquisition, the Company and Supercanal operate competitive cable television systems in the Argentine cities of Comodoro Rivadavia, Trelew and Rawson. The Board has concluded that Tender Offers represent an excellent opportunity for the Company's stockholders to capitalize on the competitive re-alignment underway in the Argentine market.

    Additionally, prior to executing the Original Merger Agreement, the Company obtained a verbal opinion (the "Fairness Opinion") from Arnhold & S. Bleichroeder, Inc. ("Bleichroeder"), an independent, third party investment banker, regarding the fairness of the Tender Offers proposed by Acquisition. Bleichroeder has provided financial and advisory services to the Company since the commencement of its operations in Argentina including, but not limited to, investment banking services pertaining to prospective mergers, capital-raising activities and financial negotiations. Bleichroeder provided to the Board an unqualified Fairness Opinion which concluded that the Tender Offers were fair and equitable to the Company's stockholders from a financial point of view. Bleichroeder re-issued its Fairness Opinion in written form at the time of execution of the Merger Agreement, a copy of which is filed as Exhibit 6 hereto.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Each party to the Merger Agreement represents in Article 10.1 thereof that nobody acted as a broker, a finder or in any similar capacity in connection with the transactions which are the subject of this Agreement, except that Bleichroeder and Prudential Securities, Inc. ("Prudential") acted as financial advisors to the Company and ING Securities, Smith Barney and Integra acted as financial advisors to Acquisition and Supercanal. The fees of Bleichroeder and Prudential, which together will total the lesser of (i) 2% of the total amount paid by Acquisition for shares it acquires through the Stock Purchase and the Tender Offers plus the total Merger consideration, or (ii) $2 million will be paid by the Company, except that if (i) the Tender Offers are commenced and all the conditions on the Exhibit 2.1-C to the Merger Agreement are fulfilled, or
(ii) the Tender Offers are not commenced because Acquisition breaches its obligations under the Merger Agreement, Acquisition will pay those fees. The fees of ING Securities, Smith Barney and Integra, which together will total the lesser of (x) 2% of the total amount paid by Acquisition for the shares it acquires through the Stock Purchase (as defined in the Merger Agreement) and the Tender Offers plus the Merger Consideration (as defined in the Merger Agreement) or (y) $2 million, will be paid by Acquisition.

    Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth in Items 3 and 4 herein, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares during the past 60 days.

    (b) To the best of the Company's knowledge, (i) each of its executive officers and directors intends to tender his or her Shares in response to the Tender Offers or (in the case of directors and executive officers who might as a result of their tenders incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, and who do not tender their Shares) to vote such Shares in favor of the Merger and (ii) none of its executive officers, directors or other affiliates presently intends to otherwise sell any Shares that are owned beneficially or held of record thereby.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in Item 3(b) and Item 4(b), the Company has not undertaken, and there is not underway, any response to the Tender Offers which relates to or would result in (i) an extraordinary transaction such as a Merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Tender Offers which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Company is incorporated under the laws of Texas. Effective September 1, 1997, a new Part Thirteen of the TBCA prohibits a public corporation organized under Texas law, or its majority owned subsidiaries, from engaging in a transaction with a person who holds or acquires 20% or more of the corporation's outstanding voting stock or its affiliates, for three years after the person acquires that 20% or greater interest, share exchange, sale of significant assets, issuance of shares, liquidation of the corporation pursuant to an agreement with the 20% or greater stockholder, reclassification of the securities of the corporation which increases the portion of the stock of any class or series owned by the 20% or greater stockholder or the receipt by the 20% or greater stockholder of loans or similar financial assistance. The three year ban does not apply, however, if the proposed transaction with the 20% or greater stockholder, or the transaction by which the person became a 20% or greater stockholder, is approved by the board of directors of the corporation before the person becomes a 20% or greater stockholder. Because the Board of the Company approved the Stock Purchase (the transaction by which Acquisition, and indirectly Parent, became a 20% or greater stockholder of the Company) before it took place, the TBCA will not apply to Acquisition or Supercanal.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a) Exhibit 1. Offer to Purchase

    (b) Exhibit 2. Merger Agreement

    (c) Exhibit 3. 1991 Incentive Plan

    (d) Exhibit 4. 1993 Non Employee Directors Plan

    (e) Exhibit 5. Programming Agreement

    (f) Exhibit 6. Fairness Opinion

    (g) Exhibit 7. Letter to Shareholder

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 1997                            /s/ Jack R. Crosby
                                          --------------------------------------

                                             Jack R. Crosby
                                             CHAIRMAN OF THE BOARD AND
                                             CHIEF EXECUTIVE OFFICER

                                                                      SCHEDULE I

                                 TESCORP, INC.
                         327 CONGRESS AVENUE, SUITE 200
                              AUSTIN, TEXAS 78701

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about December 8, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Tescorp, Inc. (the "Company") to the holders of record of
(i) the Company's Common Stock, par value $.02 per share (the "Common Stock"), and (ii) the Company's Series 1995 8% Convertible Preferred Stock (the "8% Preferred Stock") at the close of business on or about December 8, 1997. You are receiving this Information Statement in connection with the election of persons designated by Acquisition (as defined below) to all of the seats on the Board of Directors of the Company (the "Board").

    On November 26, 1997, the Company and Tescorp Acquisition Corporation ("Acquisition"), a Delaware corporation and wholly-owned subsidiary of Supercanal Holding S.A. ("Supercanal"), entered into an Amended Stock Purchase and Merger Agreement (the "Merger Agreement") in accordance with the terms and subject to the conditions of which Supercanal has caused Acquisition to commence tender offers (the "Tender Offers") to purchase (i) all outstanding shares of Common Stock for $4.50 per share and (ii) all outstanding shares of 8% Preferred Stock for $144 plus accrued and unpaid dividends per share (a share of any class of the Company's stock is a "Share"). Under the Merger Agreement, the Tender Offers will be followed by a merger (the "Merger") in which (i) any remaining Shares of Common Stock not tendered pursuant to the Tender Offers will be converted into the right to receive a cash amount of $4.50 per Share, without interest and (ii) any remaining Shares of 8% Preferred Stock will be converted into the right to receive a cash amount of $144 plus accrued and unpaid dividends per Share, without interest (except any Shares as to which the holder has properly exercised dissenters' rights of appraisal). As a result of the Tender Offers and Merger, the Company will become a wholly-owned subsidiary of Supercanal.

    In accordance with the terms of the Merger Agreement, Daniel E. Vila, a designee of Acquisition, was elected to the Board on December 5, 1997. Additionally, after the Merger, Supercanal will cause the Board to consist entirely of three members, all of whom will be designees of Supercanal. The current designees are, in addition to Mr. Vila, Jose Maria Saenz Valiente and Alfredo L. Vila, each of whom is currently a director of Supercanal.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, Acquisition commenced the Tender Offers on December 8, 1997. The Tender Offers are scheduled to expire at 12:00 midnight, New York City time, on January 9, 1998 unless the Tender Offers are extended.

    The information contained in this Information Statement concerning Acquisition has been furnished to the Company by Acquisition, and the Company assumes no responsibility for the accuracy or completeness of such information.

      VOTING RIGHTS OF EACH STOCK CLASS TO WHICH THE TENDER OFFERS RELATE

    As of November 12, 1997, there are 13,217,450 outstanding Shares of Common Stock and 139,250 outstanding Shares of 8% Preferred Stock.

    Each Share of Common Stock is entitled to one vote.Pursuant to Section 2 of the Company's Bylaws, dated June 7, 1990, at an election for directors, each holder of Common Stock entitled to vote at such election shall have the right to vote the number of Shares owned by him or her for as many persons as there are to be elected and for whose election he or she has a right to vote.

    Each Share of 8% Preferred Stock is convertible into Shares of Common Stock by dividing $100.00 by a conversion price of $3.125 per Share, subject to certain adjustments. Holders of the 8% Preferred Stock are entitled to vote as if they had converted into Common Stock. However, the 8% Preferred Stock votes are counted as a class (separate from the Common Stock votes).

              RIGHT TO DESIGNATE DIRECTORS; ACQUISITION DESIGNEES

    In accordance with Section 7.6 of the Merger Agreement, Daniel E. Vila, a designee of Acquisition, was elected to the Board on December 5, 1997 and the Company is to use its best efforts to cause Mr. Vila, or another of Acquisition's designees in place of Mr. Vila, to be re-elected at all subsequent meetings of the Company's stockholders at which directors are elected. Pursuant to Section 3.5 of the Merger Agreement, after the Merger, Jose Maria Saenz Valiente, Jr., Alberto L. Vila and Daniel E. Vila (collectively, "Supercanal's Designees"), will constitute the entire Board of Directors of the Company. Each of Supercanal's Designees is currently a director of Supercanal.

    Certain information regarding Supercanal's Designees and the other directors and executive officers of Supercanal is listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Information Statement. The information on such Schedule I is incorporated herein by reference.

    None of the directors or executive officers of Supercanal (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Supercanal, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Supercanal that, to the best of Supercanal's knowledge, none of its directors or executive officers has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

    Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                  INFORMATION CONCERNING MEMBERS OF THE BOARD

    The following is a list of the Company's executive officers and directors as of August 18, 1997.

NAME                                      AGE                                    POSITION
------------------------------------     -----     --------------------------------------------------------------------

Jack R. Crosby                                71   Chairman of the Board and Chief Executive Officer

Jack S. Gray, Jr.                             40   President, Chief Operating Officer and Director

Neil R. Austrian, Jr.                         32   Senior Vice President and Chief Financial Officer

David Justice                                 48   Chief Financial Officer of Latin America

John D. Becker                                33   Controller

Osvaldo Rossi                                 43   Chief Executive Officer of Cabledifusion S.A.*

Carlos Saba                                   42   Chief Operating Officer of Cabledifusion S.A.*

Winston J. Churchill                          56   Director

J. Kelly Elliott                              66   Director

Lee A. Lahourcade                             40   Director

------------------------

* Cabledifusion S.A. is a subsidiary of the Company that manages its cable operations in Argentina.

    All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Executive officers are elected by and serve at the discretion of the Board.

    Jack R. Crosby has been Chairman of the Board since the Company's inception in 1980, and became Chief Executive Officer in 1991. Mr. Crosby is the General Partner of Rust Group, L.P., a Texas limited partnership holding certain of Mr. Crosby's business assets, and he is the President of Rust Capital, Ltd. ("Rust Capital"), a small business investment corporation with its headquarters in Austin, Texas. Mr. Crosby has been involved in the cable television industry since its infancy, and he was in the first group of cable television executives recognized by the National Cable Television Association as a pioneer of the industry. Mr. Crosby has been involved in the development of cable television systems in the United States, Mexico and Switzerland. Mr. Crosby presently serves as a director of Prime Cable, Inc. ("Prime Cable") of Austin, Texas. Prime Cable and its affiliates own and operate cable television systems in Chicago, Illinois, Las Vegas, Nevada, Anchorage, Alaska and other markets. A former director and Chairman of the National Cable Television Association, Mr. Crosby has provided cable television consulting services to the governments of West Germany, Austria and Holland. Mr. Crosby also serves as a director of two other publicly traded companies: National Dentex Corporation, a manufacturer of dental appliances, and DSI Toys, Inc., a toy manufacturer and distributor.

    Jack S. Gray, Jr. has been a director of the Company since 1989. Since April 1992, Mr. Gray has been the President and Chief Operating Officer of the Company. From August 1991 until April 1992, Mr. Gray was President of J&J Mercantile, an investment firm in Austin, Texas. From April 1991 until August 1991, Mr. Gray was Deputy Director of Appointments in the Office of the Governor, State of Texas. From 1985 to 1991, he was the Chief Financial Officer of the "Rust Group" (which collectively refers to the business activities of Mr. Crosby), and in this capacity, he served as an officer or director of numerous entities in which Mr. Crosby held direct and indirect ownership interests. Prior to 1985, Mr. Gray was an investment banker with Duncan, Smith & Co., San Antonio, Texas.

    Neil R. Austrian, Jr. has been Vice President of the Company since 1994 and was named Senior Vice President and Chief Financial Officer in July 1997. Mr. Austrian has worked in association with Mr. Crosby for the past seven years and, prior to joining the Company, was an Associate with Rust Capital. Mr. Austrian serves on the Board of Directors of Software Publishing Corporation.

    David Justice has been Chief Financial Officer--Latin America since joining the Company in September 1995. Mr. Justice is a ten year veteran of the cable television industry. Prior to joining the Company, Mr. Justice was employed by Prime Cable, which he joined in 1981 as Controller, and then served as Treasurer. During his tenure, Prime Cable grew from approximately 25,000 subscribers to 600,000 subscribers and provided cable television service to customers in Alaska, New York, Georgia, Texas, Maryland, Nevada, North Carolina, Indiana and Wyoming. Mr. Justice worked for Seidman & Seidman and Coopers & Lybrand as a Certified Public Accountant before joining Prime Cable.

    John D. Becker has been the Controller of the Company since 1990. Mr. Becker is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

    Osvaldo Rossi has acted as Chief Executive Officer of Cabledifusion S.A. since 1995. Mr. Rossi is a native of Argentina who resides in Buenos Aires. Mr. Rossi is the former Engineering and Technology Advisor to the AVC, the Argentine cable television trade association, and is the author of Cable and Satellite TV, which was published in Argentina in 1990. He has also authored approximately 60 articles regarding cable television and telecommunications that have been published in various Latin American newspapers and trade publications. Mr. Rossi is a founder of Proyectos de Comunicaciones, S.A. ("Proyectos"), a company that provides engineering and operational consulting services to cable television and telecommunications companies. Proyectos has had as clients such Argentine firms as Clarin/Canal 13, Cablevision, Video Cable Comunicaciones, S.A., and Telintar. Prior to forming Proyectos, Mr. Rossi served at Video Cable Comunicacion, S.A., one of the largest cable television operators in Argentina, in several capacities including Vice President of Engineering and Technology. Mr. Rossi earned an Electronics Engineer certification from the National University of Technology (Argentina) in 1979.

    Carlos Saba has acted as Chief Operating Officer of Cabledifusion S.A. since 1995. Mr. Saba is a native of Argentina who resides in Buenos Aires. Mr. Saba is also a founder of Proyectos. Mr. Saba was a founder of Cabtec, S.A. and Cabtec Industria Eletronica L.T.D.A., companies which designed and manufactured cable television equipment in Argentina and Brazil under license from C-Cor Electronics, Inc. Mr. Saba is the founder of several cable television systems in Argentina and Brazil and from 1981 to 1988 Mr. Saba worked in various capacities, including Chief Engineer, with Video Cable Comunicaciones, S.A. Mr. Saba earned a Masters of Business Administration degree from Belgrano University (Argentina) in 1988 and an Electronics Engineer certification from the National University of Technology (Argentina) in 1980.

    Winston J. Churchill has been a director of the Company since July 1995. Mr. Churchill formed Churchill Investment Partners, Inc. in 1989 and CIP Capital, Inc. in 1990, each an investment and venture capital fund, and continues to be a principal of each. From 1989 to 1993 he served as Chairman of the Finance Committee of the $24 billion Pennsylvania Public School Employees' Retirement System.

    J. Kelly Elliott has served as a director of the Company since 1983. Since 1990, Mr. Elliott has been Chairman of the Board and Chief Executive Officer of Sigma Electronics, a manufacturer and distributor of electrical transformers. Mr. Elliott has also served since 1992 as Chairman and Chief Executive Officer of Omnicomp Graphics, Inc., a computer graphics company, and Seaboard-Avval, Inc., an oil field equipment manufacturer. From 1983 through 1989, Mr. Elliott was President and Chief Executive Officer of the Company. From 1976 to 1983, Mr. Elliott served as President and Chief Executive Officer of several wholly-owned subsidiaries of Hughes Tool Company, including Brown Oil Tools and BJ-Hughes, each of which was engaged in oil field services. In June 1993, Mr. Elliott was elected Chairman of the Board of Grant Tensor Geophysical Corporation, a publicly traded oil field service company, and he served in that capacity through November 1995.

    Lee A. Lahourcade has been a director of the Company since March 1992. Mr. Lahourcade was president of Rust Capital from June 1988 to June 1992. Since then, Mr. Lahourcade has served as a principal at Vaughn, Nelson, Scarborough, McConnell, L.P., a money management firm. Prior to joining Rust Capital, Mr. Lahourcade was Vice President of Merrill Lynch & Co. in the investment banking area.

                            COMMITTEES AND MEETINGS

    The Board met four times in the twelve months ended March 31, 1997. During such twelve month period, each incumbent director of the Company attended 75 percent or more of the aggregate number of (a) meetings of the Board held during his tenure and (b) meetings held by committees of the Board on which he served.

    EXECUTIVE COMMITTEE. The Executive Committee is currently comprised of Mr. Crosby and Mr. Gray, and possesses all of the powers of the Board between meetings of the Board, except for certain matters that may not be delegated under the Company's Bylaws. The Executive Committee did not meet during the fiscal year 1997.

    COMPENSATION COMMITTEE. The Board created a Compensation Committee on February 20, 1991. The duties of the Compensation Committee include the approval of officers' salaries and administration of the Company's 1991 Incentive Plan. The Compensation Committee is comprised of "disinterested" directors, as defined under Section 16 of the Exchange Act of 1934 (the "Exchange Act"), and currently consists of Messrs. Elliott and Lahourcade. The Compensation Committee met 2 times during the fiscal year 1997.

    NOMINATIONS. The Board does not have a Nominating Committee. Nominations for candidates for election may be made by the Board or by any shareholder entitled to vote at a meeting of shareholders called for the election of directors. Nominations made by the Board are made at the same time at which the date is set for a meeting of shareholders called for the election of directors. Nominations made by a shareholder must be made by giving notice of such in writing to the Secretary of the Company before the later of (i) 60 days prior to the date of the meeting of shareholders called for the election of directors or
(ii) ten days after the Board first publishes the date of such meeting. Such notice shall include all information concerning each nominee as would be required to be included in a proxy statement soliciting proxies for the election of such nominee under the Exchange Act. Such notice shall also include a signed consent of each nominee to hold office until the next annual meeting of shareholders or until his successor is elected or appointed.

    AUDIT COMMITTEE. In March 1992, the Board created an Audit Committee. Messrs. Elliott, Lahourcade and Churchill currently serve on this committee. The Audit Committee met one time during the fiscal year 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table shows the number of Shares of the Company's Common Stock, 8% Preferred Stock and Series 1990 10% Convertible Preferred Stock (the "10% Preferred Stock" and, together with the 8% Preferred Stock, the "Preferred Stock") that may be deemed beneficially owned on March 31, 1997 by each person known to the Company to be the beneficial owner of more than 5% of the Company's outstanding voting securities, along with information with respect to each of the nominees for director and all directors and officers as a group as of March 31, 1997.

                                                 COMMON STOCK                 1990 10% PREFERRED STOCK     1995 8% PREFERRED STOCK
                                     -------------------------------------  ----------------------------  --------------------------
                                     AMOUNT AND                              AMOUNT AND                    AMOUNT AND
                                      NATURE OF     PERCENT      PERCENT      NATURE OF       PERCENT       NATURE OF      PERCENT
                                     BENEFICIAL       OF           OF        BENEFICIAL         OF         BENEFICIAL        OF
BENEFICIAL OWNER                      OWNERSHIP    CLASS(1)     CLASS(2)      OWNERSHIP      CLASS(3)       OWNERSHIP     CLASS(4)
-----------------------------------  -----------  -----------  -----------  -------------  -------------  -------------  -----------

BEA Associates.....................   2,250,000(5)       15.5        12.1        --             --             40,000          28.7
153 East 53rd Street
One Citicorp Center
New York, NY 10022

Argentina Equity Investment           1,855,000(6)       13.1        10.0        --             --             30,000          21.5
  Partnership......................
c/o BEA Associates
153 East 53rd Street
One Citicorp Center
New York, NY 10022

K-G, L.P...........................   1,265,192(7)        9.6         6.8        --             --              1,250         *
Winston J. Churchill
Frederick M. Danziger
John Fletcher
W&M Management Company, Inc.
641 Lexington Avenue, 29th Floor
New York, NY 10022

Fred Lieberman.....................   1,163,060(8)        8.8         6.3        --             --             --            --
6251 B Park of Commerce Blvd.
Boca Raton, FL 33487

Arnhold and S. Bleichroeder, Inc...   1,133,850(9)        8.0         6.0        --             --             16,750          12.0
1345 Avenue of the Americas
New York, NY 10022.

Harvey Sandler.....................     928,200(10)        7.0        5.0        --             --             --            --
c/o Sandler Capital
767 Fifth Avenue, 45th Floor
New York, NY 10153

Banque Nationale de Paris..........     691,673(11)        5.0        3.7        --             --             20,000          14.4
(Switzerland) Ltd.
c/o Arnhold and S. Bleichroeder
1345 Avenue of the Americas
New York, NY 10022

                                                 COMMON STOCK                 1990 10% PREFERRED STOCK     1995 8% PREFERRED STOCK
                                     -------------------------------------  ----------------------------  --------------------------
                                     AMOUNT AND                              AMOUNT AND                    AMOUNT AND
                                      NATURE OF     PERCENT      PERCENT      NATURE OF       PERCENT       NATURE OF      PERCENT
                                     BENEFICIAL       OF           OF        BENEFICIAL         OF         BENEFICIAL        OF
BENEFICIAL OWNER                      OWNERSHIP    CLASS(1)     CLASS(2)      OWNERSHIP      CLASS(3)       OWNERSHIP     CLASS(4)
-----------------------------------  -----------  -----------  -----------  -------------  -------------  -------------  -----------
SC Fundamental, Inc................     640,000(12)        4.6        3.5        --             --             20,000          14.4
Gary N. Siegler
Peter M. Collery
712 Fifth Avenue, 19th Floor
New York, NY 10019

The SC Fundamental Value Fund,          416,000(12)        3.1        2.2        --             --             13,000           9.3
  L.P..............................
712 Fifth Avenue, 19th Floor
New York, NY 10022.

The South America Fund N.V.........     395,000(13)        2.9        2.1        --             --             10,000           7.2
c/o BEA Associates
153 East 53rd Street
New York, NY 10022

Clarex Limited.....................     337,500(14)        2.5        1.8        --             --             10,000           7.2
Scotiabank Bldg., 3rd Floor
Rawson Square
Nassau, N.P., Bahamas

First Eagle Fund N.V...............     320,000(15)        2.4        1.7        --             --             10,000           7.2
c/o Arnhold and S. Bleichroeder,
Inc.
1345 Avenue of the Americas
New York, NY 10022.

Mervyn L. Lapin....................     311,475(16)        2.4        1.7        46,534            6.7         --            --
232 W. Meadow Drive
Vail, CO 81657

Kenneth Pasternak..................     305,125(17)        2.3        1.6        40,000            5.8         --            --
525 Washington Blvd.,
Suite 2401
Jersey City, NJ 07310

SC Fundamental Value BVI, Inc......     224,000(12)        1.7        1.2        --             --             --            --
712 Fifth Avenue, 19th Floor
New York, NY 10022

Special Situation Fund, L. P.            72,055            *            *        57,500            8.3         --            --
  III..............................
153 East 53rd Street
New York, NY 10022

Jack R. Crosby.....................     463,544(18)        3.4        2.5        --             --             --            --
327 Congress Avenue,
Suite 200
Austin, Texas 78701

J. Kelly Elliott...................      58,664(19)          *          *        --             --             --            --
327 Congress Avenue,
Suite 200
Austin, Texas 78701

                                                 COMMON STOCK                 1990 10% PREFERRED STOCK     1995 8% PREFERRED STOCK
                                     -------------------------------------  ----------------------------  --------------------------
                                     AMOUNT AND                              AMOUNT AND                    AMOUNT AND
                                      NATURE OF     PERCENT      PERCENT      NATURE OF       PERCENT       NATURE OF      PERCENT
                                     BENEFICIAL       OF           OF        BENEFICIAL         OF         BENEFICIAL        OF
BENEFICIAL OWNER                      OWNERSHIP    CLASS(1)     CLASS(2)      OWNERSHIP      CLASS(3)       OWNERSHIP     CLASS(4)
-----------------------------------  -----------  -----------  -----------  -------------  -------------  -------------  -----------
Jack S. Gray, Jr...................     557,056(20)        4.1        3.0         9,850            1.4         --            --
327 Congress Avenue,
Suite 200
Austin, Texas 78701

Lee A. Lahourcade..................      26,880(21)          *          *         1,500              *         --            --
327 Congress Avenue,
Suite 200
Austin, Texas 78701

All directors and officers as a       1,517,986         10.9          7.9        11,350            1.6          1,250             *
  group (five persons).............

------------------------

*   Less than one percent

(1) Calculated as the fraction of which the numerator is the total number of Common Stock Shares or Common Stock equivalent Shares owned by the director, officer or holder of 5% or more of the Company's Shares (the "Beneficial Owner") which is calculated as the sum of the number of Shares of Common Stock owned, the number of Shares of Common Stock into which the Preferred Stock owned could be converted, and the number of Shares of Common Stock which could be acquired within 60 days by the exercise of warrants or options, and the denominator of which is the sum of the total number of Shares of Common Stock outstanding, the number of Shares of Common Stock into which the Preferred Stock owned by the Beneficial Owner could be converted, and the number of Shares of Common Stock which could be acquired by the Beneficial Owner within 60 days by the exercise of warrants and options.

(2) Calculated as the fraction of which the numerator is the total number of Common Stock Shares or Common Stock equivalent Shares owned by the Beneficial Owner which is calculated as the sum of the number of Shares of Common Stock owned, the number of Shares of Common Stock into which the Preferred Stock owned could be converted, and the number of Shares of Common Stock which could be acquired within 60 days by the exercise of warrants or options, and the denominator of which is the sum of the total number of Shares of Common Stock outstanding, the total number of Shares of Common Stock into which the aggregate outstanding Preferred Stock could be converted, and the number of Shares of Common Stock which could be acquired by the Beneficial Owner within 60 days by the exercise of warrants or options.

(3) Based on 693,864 Shares outstanding.

(4) Based on 139,250 Shares outstanding.

(5) BEA Associates filed a Schedule 13G dated January 15, 1996, as an Investment Adviser registered under Section 208 of the Investment Advisers Act of 1940 pursuant to Rules 13d-1(b) or 13d-2(b). This filing reported the beneficial ownership of the Shares owned by Argentina Equity Investment Partnership. Additionally, in its filing it stated that CS Holding indirectly owns 80% of the partnership units in BEA Associates. CS Holding and its direct and indirect subsidiaries, in addition to BEA Associates, may beneficially own Shares of the Company and such Shares were not reported on the Schedule 13G filing. However, the Company believes that under certain conditions, Shares owned by The South America Fund, N.V. may be deemed to be beneficially owned by BEA, and are included in the Shares beneficially owned by BEA Associates.

(6) Includes 895,000 Shares of Common Stock held directly and 960,000 Shares issuable upon conversion of the 8% Preferred Stock held directly.

(7) K-G, L.P., John Fletcher, W&M Management Company, Inc., Frederick M. Danziger and Winston J. Churchill, Jr. filed an amended Schedule 13D on July 1, 1995 in which they indicated they were members of a "group" for the purposes of Section 13(d) of the Securities Exchange Act and the regulations promulgated thereunder. Includes 1,215,414 Shares held directly, 9,778 Shares subject to currently exercisable options held by Winston J. Churchill, and 40,000 Shares issuable upon conversion of the 8% Preferred Stock (which is held directly by Winston J. and Barbara G. Churchill), 299,342 of such Shares are held by Mr. Churchill and his wife, Barbara G. Churchill, 62,500 Shares are held by the Winston J. Churchill Retirement Plan of which Mr. Churchill is a beneficiary. The Sharpe Irrevocable Inter Vivos Trust, of which Jack R. Crosby's wife is the sole beneficiary, holds a limited partnership interest in 853,572 of such Shares (see note 18).

(8) Mr. Lieberman filed a Schedule 13D dated March 17, 1992 in which he stated that he has no current definitive plan to gain control of the Company or to cause the Company to change its current Board or management, capitalization, dividend policy, business or corporate structure.

(9) Arnhold and S. Bleichroeder, Inc. ("Bleichroeder") filed a Schedule 13G on February 13, 1997, in which they indicated that they disclaimed beneficial ownership of 621,700 Shares of Common Stock reflected in the table. Includes 486,150 Shares subject to warrants, 536,000 Shares issuable upon conversion of the 8% Preferred Stock and 111,700 Shares held in discretionary accounts as to which Bleichroeder acts as investment advisor.

(10) Mr. Sandler, 21st Century Communications Partners, L.P., 21st Century Communications T-E Partners, L.P., 21st Century Communications Foreign Partners, L.P., Sandler Investment Partners, L.P., Sandler Capital Management and ARH Media Corp. filed a Schedule 13D, dated May 5, 1995, in which they indicated that they were members of a "group" for the purposes of
    Section 13(d) of the Securities Exchange Act and the regulations promulgated thereunder.

(11) Consists of 34,173 Shares of Common Stock held directly, 640,000 Shares issuable upon conversion of the 8% Preferred Stock held directly and 17,500 Shares subject to warrants.

(12) The SC Fundamental Value Fund, L.P., S.C. Fundamental Value BVI, Inc., S.C. Fundamental, Inc., Gary N. Siegler and Peter M. Collery filed a Schedule 13D, dated May 2, 1995, in which they indicated that The SC Fundamental Value Fund, L.P. and S.C. Fundamental, Inc. were members of a "group," and that Mr. Siegler and Mr. Collery may, without so admitting, be members of a "group," in each case, for the purposes of Section 13(d) of the Securities Exchange Act and the regulations promulgated thereunder.

(13) Includes 40,000 Shares of Common Stock held directly, 320,000 Shares issuable upon conversion of the 8% Preferred Stock held directly and 35,000 Shares subject to currently exercisable warrants.

(14) All such Shares are held directly in a discretionary account over which Inter Vivos, Inc. exercises voting and investment control. Inter Vivos, Inc. disclaims beneficial ownership of such Shares, all of which are reflected in their holdings. See note (9) above.

(15) Consists of Shares issuable upon conversion of the 8% Preferred Stock held directly.

(16) Includes 253,162 Shares of Common Stock held directly and 46,534 Shares of the 10% Preferred Stock which can be converted into 58,313 Shares of Common Stock.

(17) Includes 255,000 Shares held directly and 50,125 Shares of Common Stock issuable upon the conversion of the Shares of 10% Preferred Stock held directly.

(18) Excludes 172,043 Shares held by the Jack R. Crosby Inter Vivos Trust as to which members of Mr. Crosby's immediate family are the beneficiaries and as to which Mr. Crosby disclaims any voting or investment power. Excludes 853,752 Shares held through a limited partnership interest by a partnership in which the

    Sharpe Irrevocable Inter Vivos Trust, in which Mr. Crosby's wife is the sole beneficiary and as to which Mr. Crosby disclaims any voting or investment power. See footnote (7) above. Includes 136,460 Shares held directly by Mr. Crosby and 327,084 Shares subject to currently exercisable options.

(19) Includes 9,394 Shares held directly and 49,270 Shares subject to currently exercisable options.

(20) Calculated as the sum of the number of Shares of Common Stock owned directly (242,628), plus the following number of Shares of Common Stock into which the Shares of Preferred Stock could be converted: 11,341 Shares held by Mr. Gray directly and 1,003 Shares held in trust for the benefit of Mr. Gray's child. Mr. Gray holds options to acquire 302,084 Shares which are currently exercisable.

(21) Includes 1,880 Shares into which Shares of Preferred Stock held directly by Mr. Lahourcade may be converted and 16,666 Shares subject to options granted to Mr. Lahourcade on October 4, 1994, and 8,334 Shares subject to options granted March 1994, pursuant to the 1993 Option Plan.

                             EXECUTIVE COMPENSATION

    The following table sets forth certain information for the fiscal years ended March 31, 1997, 1996 and 1995, with respect to the Chief Executive Officer (Jack R. Crosby) and the President and Chief Operating Officer (Jack S. Gray, Jr.) at March 31, 1997. There were no other executive officers of the Company who earned annual compensation that exceeded $100,000 during fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                                             LONG-TERM
                                                                                                           COMPENSATION
                                                                             ANNUAL COMPENSATION            (SECURITIES
  FISCAL                                         PRINCIPAL           ------------------------------------   UNDERLYING
   YEAR                 NAME                      POSITION             SALARY       BONUS        OTHER       OPTIONS)*
-----------  --------------------------  --------------------------  ----------  -----------  -----------  -------------

      1997   Jack R. Crosby              Chairman and CEO            $  150,000      --           --           275,000

             Jack S. Gray, Jr.           President and COO           $  125,000      --           --           225,000

      1996   Jack R. Crosby              Chairman and CEO            $  112,500      --           --           250,000

             Jack S. Gray, Jr.           President and COO           $  125,000      --           --           175,000

      1995   Jack R. Crosby              Chairman and CEO            $  100,000      --           --            (c)

             Jack S. Gray, Jr.           President and COO           $  125,000      --           --            (c)


  FISCAL         ALL OTHER
   YEAR        COMPENSATION
-----------  -----------------
      1997          --
                    --
      1996          --
                    --
      1995          --
                    --

------------------------

* Options granted include a limited stock appreciation right ("LSAR") that becomes exercisable at the employee's option only if there is a change in control of the Company. See "Benefits" section herein for explanation of the intentions of the Company's LSAR holders.

                          STOCK OPTION GRANTS IN 1997

    The Company maintains the 1991 Incentive Plan, pursuant to which 2,000,000 Shares of Common Stock are issuable to employees of the Company. The following table shows information concerning individual grants of stock options during fiscal 1997 to the named executive officers.

                                                  NO. OF SECURITIES       % OF TOTAL
                                                  UNDERLYING OPTIONS    OPTIONS GRANTED    EXERCISE     EXPIRATION
NAME                                                   GRANTED           TO EMPLOYEES        PRICE         DATE
-----------------------------------------------  --------------------  -----------------  -----------  -------------

Jack R. Crosby.................................          275,000                45.8       $  3.5625       3/11/07

Jack S. Gray, Jr...............................          225,000                37.5       $  3.5625       3/11/07

------------------------

* All options shown are exercisable in three equal annual installments beginning March 31, 1998.

                      STOCK OPTION EXERCISES AND HOLDINGS

    The following table shows information regarding stock option exercises and unexercised options held as of the end of fiscal 1997 by the named executive officers.

                                                                                 AT MARCH 31, 1997
                                                              --------------------------------------------------------
                                                                                              VALUE OF IN-THE-MONEY
                                                              NUMBER OF EXERCISED OPTIONS            OPTIONS
                                                              ---------------------------  ---------------------------

NAME                                    OPTIONS EXERCISED     EXERCISABLE* UNEXERCISABLE*  EXERCISABLE* UNEXERCISABLE*
-----------------------------------  -----------------------  -----------  --------------  -----------  --------------
Jack R. Crosby.....................                 0            327,030        522,750     $ 590,188    $    266,063
Jack S. Gray, Jr...................                 0            302,200        432,800     $ 577,663    $    241,088

------------------------

*   Based on closing price of $3.50 on March 31, 1997.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Compensation decisions for executive officers are made by the Compensation Committee of the Board, which currently consists of Lee A. Lahourcade, J. Kelly Elliott and Winston J. Churchill. Mr. Elliott served as the President and Chief Executive Officer of the Company from 1983 through 1989. Neither Mr. Lahourcade nor Mr. Churchill has ever served as an officer of the Company. See "Certain Relationships and Related Transactions" section herein.

                                 BENEFIT PLANS

    The Company offers all of its employees and members of their immediate families, health, dental and life insurance coverage.

    Additionally, the Company has the following plans:

    AMENDED AND RESTATED 1991 INCENTIVE PLAN. As of the date hereof, there are 8 holders (each an "Optionholder") of options to purchase Shares of Common Stock (each an "Option") under the Company's Amended and Restated 1991 Incentive Plan (the "1991 Incentive Plan"), a copy of which is filed as Exhibit 3 to the 14D-9, at various exercise prices. The aggregate number of Shares of Common Stock underlying such Options is 1,850,000. There are an additional 83,333 Shares of Common Stock underlying Options granted pursuant to the 1993 Non-Employee Directors Stock Option Plan (described below), which makes the total number of shares of Common Stock underlying outstanding Options 1,933,333.

    Pursuant to Section 9 of the 1991 Incentive Plan, at and after the Effective Time (as defined below), each holder of an Option thereunder shall be entitled to purchase under such Option, in lieu of the number of shares of Common Stock that would have been received, the number and class of shares of stock and other securities to which such holder would have been entitled pursuant to the terms of the Merger if, immediately prior thereto, the Optionholder had been the holder of record of the number of Shares of the Company's Common Stock. The "Effective Time" is 11:59 P.M. on the day when a Certificate of Merger has been filed with the Secretary of State of Texas and a Certificate of Merger has been filed with the Secretary of State of Delaware.

    In accordance with Section 8 of the 1991 Incentive Plan, certain of the Optionholders hold LSARs pursuant to which they have the right, with respect to each Option to which an LSAR relates (a "Related Option"), to receive in cash a dollar amount equal to the product computed by multiplying (i) the excess of (A) the Merger Price per Share (as defined in the Merger Agreement) over (B) the exercise price per share (as defined in each respective Related Option Agreement) of Common Stock at which the Related Option is exercisable, by (ii) the number of Shares of Common Stock with respect to which such LSAR is being exercised. Each LSAR may be exercised only during the period of seven months immediately following the date on which the Tender Offers were first made. However, prior to the Tender Offers, each

LSAR holder entered into an agreement with the Company pursuant to which he or she agreed not to exercise such LSAR and to exercise in full the Related Option and tender the underlying Shares.

    Pursuant to Section 7.7 of the Merger Agreement, the Company is obligated to use its best efforts to provide that, immediately prior to the acceptance of Shares in response to the Tender Offers, each Optionholder will become fully vested and, if certain conditions to the Merger Agreement are fulfilled, each Option will be canceled and each Optionholder will receive the excess of the Merger Price for the Common Stock over the per share exercise price of the Option multiplied by the number of shares subject to the Option at the time such Option is canceled.

    Pursuant to Section 3.13 of the Merger Agreement, Supercanal shall fulfill, after the Effective Time, all of the Company's obligations under all Options which are outstanding at the Effective Time, taking account of all changes in the Options resulting from the Merger.

    1993 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN. As of the date hereof, there are three Directors, J. Kelly Elliott, Lee A. Lahourcade and Winston J. Churchill, who hold Options under the Company's 1993 Non-Employee Directors Stock Option Plan (the "1993 Option Plan"), a copy of which is attached as
Exhibit 4 to the 14D-9. Pursuant to Section 11 of the 1993 Option Plan, the Merger will cause all Options issued thereunder and outstanding to terminate, and in this event, each of these holders shall have a right, exercisable within a period of 30 days immediately prior to the closing of the Merger, to exercise the Option without regard to any limitation on exercise prior to the date contained in a related Option Agreement, unless such Option has expired or been terminated pursuant to its terms. The 1993 Option Plan is further described in the "Compensation of Directors" section of this Information Statement.

                           COMPENSATION OF DIRECTORS

    Each of the Company's directors who is not an employee of the Company receives $1,000 for each board meeting attended, plus $500 for each committee meeting attended. Employees of the Company are not paid directors' fees. No member of the Board was paid any compensation in the Company's 1997 fiscal year for his service as a director of the Company other than pursuant to the standard compensation arrangement for directors.

    At the annual meeting of shareholders held in October 1993, the 1993 Option Plan, discussed above, was approved. Pursuant to the 1993 Option Plan, non-employee directors are entitled to receive one Option to purchase 8,333 Shares of Common Stock upon becoming a director, a second Option to purchase an additional 8,333 Shares at the completion of one year of service, and a third Option to purchase an additional 8,334 Shares at the completion of two years of service.

    The 1993 Option Plan was adopted to further the goal of attracting and retaining highly qualified non-employee directors of the Company and to motivate them to assert their best efforts for the Company. As a result of changes effected at last year's annual meeting, non-employee directors are eligible to participate in the Company's 1991 Incentive Plan. As employees, neither Mr. Gray nor Mr. Crosby is eligible to participate in the 1993 Option Plan.

        EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN
                              CONTROL ARRANGEMENTS

    Currently, no employment contract exists between the Company and any of its employees.

    Pursuant to Section 7.1(m) of the Merger Agreement, Jack S. Gray and Jack R. Crosby are to receive bonuses prior to the Merger totaling an aggregate of $300,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During fiscal year 1996, J. Kelly Elliott, a director of the Company, was indebted to the Company in the amount of approximately $84,000, including accrued and unpaid interest by virtue of a loan that had been made in 1989. In March 1996, the Company agreed that Mr. Elliott could satisfy his obligation by assigning to the Company 21,567 shares of outstanding Common Stock, which was then trading at approximately $3.75 per Share, and cash of approximately $5,000. The note was satisfied on these terms during the first quarter of fiscal 1997 and the Company retired the Common Stock.

    Rust Management Services, Inc., a Texas corporation ("RMSI") of which Jack
R. Crosby, Chairman and Chief Executive Officer of the Company, is the sole shareholder, has provided the part-time services of several of its employees to the Company. Pursuant to this arrangement, the Company's pro rata share of the expenses associated with RMSI's employment of these individuals is reimbursed by the Company at RMSI's cost. During the fiscal year ended March 31, 1997, payments to RMSI pursuant to this arrangement were approximately $174,000.

    The Company leases its executive offices in Austin, Texas in a six-story office building from a limited partnership that includes as a minority interest limited partner a trust for which Jack S. Gray, Jr., President and Chief Operating Officer of the Company, is the trustee. Mr. Gray is not a beneficiary of the trust and serves without compensation. The limited partnership purchased the building in June 1996.

    In February 1997 the Company entered into a Note Purchase and Warrant Agreement pursuant to which accredited investors obtained 13% Senior Notes in the aggregate amount of $6.0 million (the "Senior Notes"), and detachable warrants to purchase an aggregate of 210,000 shares of Common Stock for $4.00 per Share, to a group of investors that included a director and other beneficial holders of over 5% of the Company's capital stock. As a result of the placement:
(i) Winston J. Churchill, a director of the Company and the beneficial owner of over 5% of the outstanding Common Stock, and his wife purchased $200,000 in principal amount of the Senior Notes and warrants to purchase 7,000 shares of Common Stock; (ii) The South America Fund N.V., the beneficial owner of over 5% of a class of the Company's voting securities, purchased $1,000,000 in principal amount of the Senior Notes and warrants to purchase 35,000 shares of Common Stock; (iii) Clarex Limited, the beneficial owner of over 5% of a class of the Company's voting securities, purchased $500,000 in principal amount of the Senior Notes and warrants to purchase 17,500 shares of Common Stock; and (iv) Banque Nationale de Paris (Paris), the beneficial owner of over 5% of a class of the Company's voting securities, purchased $500,000 in principal amount of the Senior Notes and warrants to purchase 17,500 Shares of Common Stock. The Senior Notes and warrants received by The South America Fund N.V. may be deemed to be owned by BEA Associates, the beneficial owner of over 5% of the outstanding Common Stock.

    In addition, in connection with the placement of the Senior Notes and warrants, Bleichroeder, which may be deemed to be the beneficial owner of over 5% of the outstanding Common Stock, received 22,500 Shares of Common Stock and warrants to purchase an additional 90,000 Shares of Common Stock for $4.00 per Share as a placement fee and for other professional services provided in connection with the placement.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    The company believes that during its fiscal year ended March 31, 1997 its executive officers and directors have complied with all Section 16 filing requirements.